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                  SECURITIES AND EXCHANGE COMMISSION
                        450 Fifth Street, N.W.
                      Washington, D. C.   20549
                  ----------------------------------

                            FORM 10-SB/A-1
             General Form for Registration of Securities

                 Pursuant to Section 12(b) or (g) of
                 The Securities Exchange Act of 1934

                      EXHAUST TECHNOLOGIES, INC.
        (Exact name of registrant as specific in its charter)

Washington                         91-1970433
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

230 North Division
Spokane, Washington   99201
(Address of executive offices, including zip code.)

Registrant's telephone number:     (509) 838-4401

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201

  Securities to be registered pursuant to Section 12(b) of the Act:

                                 NONE
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                          (Title of Class)

  Securities to be registered pursuant to Section 12(g) of the Act:

                             COMMON STOCK
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                           (Title of Class)

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ITEM 1.   DESCRIPTION OF BUSINESS.

THE BUSINESS

     EXHAUST TECHNOLOGIES, INC. (the "Company") is a development stage enterprise formed under the laws of the State of Washington on July 21, 1998, for the purpose of developing, manufacturing and marketing two automotive devices.

The Devices

     The two automotive devices the Company intends to develop, manufacture and market are the Turbolator and the Pneumatic Hand Tool
Exhaust Muffler.      Both devices are expected to be available for sale by
December 1999.

The Turbolator

     The Turbolator was invented by Robert Sterling, the Company's President and a member of the Board of Directors and his son, Matthew
R. Sterling in 1990. A patent was applied for on November 18, 1992 and issued on October 18, 1994 (No. 5,355,673). During the period that the patent was pending, the Turbolator was marketed and generated gross revenues of $160,364. The foregoing revenue was earned prior to the
Company being formed and is not revenue to the Company. In addition to obtaining a patent for the Turbolator, Robert Sterling obtained a trademark with the United States Trademark office on the name
"Turbolator." Messrs. Sterling and Sterling have issued an exclusive license to the Company to manufacture, develop and market the
Turbolator in the United States, provided the Company generates sales from the Turbolator of $-0- in fiscal 1999 and $1,000,000 per year,
thereafter.      The licenses granted to the Company for the Turbolator and the PHTEM require that Robert Sterling and Matthew Sterling approve any license transfer from the Company by either a merger or sale of assets.

     The Turbolator is designed for installation on all vehicles, with the exception of turbo-charged vehicles. It is composed of a spring butterfly valve mounted in a tube housing. The butterfly valve is regulated by a pre-loaded torsion spring. The tube housing or tip housing is installed directly behind the catalytic converter or directly behind the muffler. The Turbolator comes in five sizes which are six inches long with an outside diameter varying from 2 7/8 inches to 4 1/8 inches depending on the exhaust pipe size. Two Turbolators are installed for a vehicle equipped with dual exhausts.

     The purpose of the Turbolator is to regulate exhaust flow from the engine. By regulating exhaust flow, the device creates a more efficient fuel burning engine, thus creating more horsepower and torque without other modifications to the engine.

     The Turbolator operates in conjunction with the exhaust system "OEM" computer controlled electronic port fuel injection and emission control systems already certified with the stock engine. Installation of the Turbolator does not alter the OEM location of the oxygen sensor and the converter. The tune-up specifications for a vehicle remain the same. In lab (controlled) tests the Turbolator have shown to reduce certain emissions and improve fuel mileage.
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Pneumatic Hand Tool Exhaust Muffler

     The Pneumatic Hand Tool Exhaust Muffler (the "PHTEM") was invented by Robert E. Sterling, the Company's President and a member of the Board of Directors, in 1997. Mr. Sterling applied for a patent on January 13, 1998 and the patent has been approved. The PHTEM is currently being test marketed. No sales have been made to date and the Company has not concluded if the PHTEM will be economically successful. Mr. Sterling has granted an exclusive license to the Company to manufacture and market the PHTEM, in the United States, provided the Company generates sales of $-0- in fiscal 1999, $500,000 in fiscal 2000 and $1,000,000 each year thereafter.

     The PHTEM is a tool with a noise muffling system that can reduce sound levels and remove entrained solid and oil contaminates from the exhaust air before it is discharged into the atmosphere. The PHTEM has a handle with an exhaust passage where the contaminates pass. The PHTEM includes a number of washers positioned longitudinally about the inner tube. The combination of the inner tube and washers are located within the handle exhaust passage. An end cap is provided in closing off the inner tube distal end. During use, exhaust air enters the inner tube, flows out the inner tube airflow openings into the washers, and out the end cap. The handle muffles the sound the tool and retains the contaminates therein.

Manufacturing

     The Company intends to contract with third parties for the manufacture of the Turbolator and PHTEM. As of the date hereof, the Company has not entered into any contracts with any manufacturers, and there is no assurance that the Company will enter into any contracts with any manufacturers in the future. The Company believes there are any number of manufacturers who are capable of producing the Turbolator
and the PHTEM.      Raw materials for the Company's products are readily
available from numerous sources. The Company's founders have spent in excess of $50,000 during the two years prior to incorporating the Company in the development of the Turbolator and PHTEM.

Distribution

     The Company intends to distribute the Turbulator and the PHTEM by direct shipment from the manufacturer.

Marketing

     The Company intends to market the Turbolator and the PHTEM through other automotive suppliers. As of the date hereof, the Company has not contacted any other automotive suppliers and there is no assurance that any other automotive suppliers will ever sell Turbolators or PHTEMs.

        The Company has entered into a Consulting and Marketing Agreement with Clarkstone International Corporation ("Clarkstone") relating to product development and marketing of the Company's products. For the foregoing services, Clarkstone will be paid a fee of $150.00 per hour and has estimated that 80 hours of time will be expended on this project. Clarkstone will bill the Company monthly, beginning October 5,

1999 for its services which will be paid by the Company not later tahn 20 days after receipt. Payment will be made by delivery of one share of the Company's common stock for each $0.20 billed. In addition, the Company will pay commissions of 15% of the amount of sales price for sales under $10,000; $1,500 plus 12% of the amount of sales price over sales of $10,000; $2,700 plus 11% of the amount of sales price over sales of $20,000; and, $3,800 plus 10% of the amount of the sales price over sales $30,000. Commissions will be paid on or before the twentieth day of the month immediately following the month in which payment is
received by the Company.   The foregoing agreement may be terminated by
either party upon 90 days written notice to the other, however Clarkstone will be entitled to the compensation set forth therein for a period of twelve months from the date of termination.

Competition

          With respect to the Turbolator, the Company is not aware of any competitors within the industry that manufacture a similar product. With respect to the PHTEM, the Company is aware of a number of competitors within the industry that manufacture a similar, but not an identical product. Some of the foregoing manufacturers have considerably greater financial and other resources than the Company.

Governmental Regulation

          The Company is not aware of any governmental regulations which effect the manufacture, development or sale of the Turbolator or PHTEM.

Company's Office

     The Company's offices are located at 230 North Division, Spokane, Washington 99202. These are the offices of Robert Sterling, the Company's President and major shareholder.

Employees

     The Company has no full-time employees.  The Company's three
Officers provide their services on a part-time basis.  See
"Management."

Risk Factors

     1. No Operating History and Revenues and Development Stage Operation. The Company is recently formed and is subject to all the risks inherent in the creation of a new business. Since the Company is a new venture, it has no record of operations and there is nothing at this time upon which to base an assumption that the Company's plans will ultimately prove successful. The Company's Independent Certified Public Accountant's report on the Company's January 31, 1999 financial statements contained an explanatory paragraph which expressed substantial doubt about the Company's ability to continue as a going concern due to the Company's loss from operations and lack of revenue.



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     2. Lack of Market Research. The Company has neither conducted nor has the Company engaged other entities to conduct market research such that management has assurance market demand exists for the business contemplated by the Company. See "Business."

     3. Year 2000. The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data
or cause a system to fail.      Since the Company has not acquired
additional hardware or software technology in support of its services at present, the year 2000 problem is not anticipated to have a
significant impact on the Company's operations.      However, it
may have a significant impact on key suppliers and customers with whom the Company may conduct business in the future.

     4. Securities are Subject to Penny Stock Rules. The Company's shares are "penny stocks" consequently they are subject to Securities and Exchange Commission regulations which impose sales practice requirements upon brokers and dealers to make risk disclosures to customers before effecting any transactions therein.

     5. Lack of Key Personnel Insurance. The Company has not obtained key personnel life insurance on the lives of any of the officers or directors of the Company. The death or unavailability of one or all of the officers or directors of the Company could have a material adverse impact on the operation of the Company. See "Management."

     6. No Insurance Coverage. The Company, like other companies in its industry, is finding it difficult to obtain adequate insurance coverage against possible liabilities that may be incurred in conducting its business activities. At present, the Company has not secured any liability insurance. The Company has potential liability from its general business activities, and accordingly, it could be rendered insolvent by a serious error or omission.

     7. Uninsured Risks. The Company may not be insured against all losses or liabilities which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

     8. Need for Subsequent Funding. The Company believes it will need to raise additional funds in order to achieve profitable operations. The Company's continued operations therefore will depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. See "Business."


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     9. Need for Additional Key Personnel. At the present time, the
Company employs no full time employees. The success of the Company's proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected. See "Business."

     10. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers who will exercise control over the day-to-day affairs of the Company, and upon its Directors, most of whom are engaged in other activities, and will devote limited time to the Company's activities. The President will devote approximately ten hours per month to the operation of the day-to-day affairs of the Company, the Vice President will devote approximately two hours per month to the operation of the day-to-day affairs to the Company and the Secretary/Treasurer will devote approximately two hours per month to the operation of the day to day affairs to the Company. Accordingly, while the Company may solicit business through its Officers, there can be no assurance as to the volume of business, if any, which the Company may succeed in obtaining, nor that its proposed operations will prove to be profitable. As of the date hereof, the Company does not have any commitments regarding its proposed operations and there can be no assurance that any commitments will be forthcoming. See "Business" and "Management."

     11. Issuance of Additional Shares. As of April 19, 1999, approximately 95,309,750 shares of Common Stock or 95.31% of the 100,000,000 authorized shares of Common Stock of the Company remain unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. The Company may also issue additional shares of Common Stock pursuant to a plan and agreement of merger with a private corporation. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. See "Description of Securities - Shares Eligible for Future Sale."

     12. Non-Arms' Length Transaction. The number of shares of Common Stock issued to present shareholders of the Company for property and services was arbitrarily determined and may not be considered the product of arm's length transactions. See "Principal Shareholders."

     13. Indemnification of Officers and Directors for Securities Liabilities. The Articles of Incorporation of the Company provide that the Company may indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Washington Business Corporation Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their

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actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     14. Competition. The Company believes that it will have competitors and potential competitors, many of whom may have considerably greater financial and other resources than the Company. See "Business - Competition."

     15. No Public Market for Securities. At present, no public market exists for the Company's securities and there is no assurance that a trading market will develop in the future, or if developed, that it will be sustained. A shareholder of the Company's securities may, therefore, be unable to resell the securities should he/she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     16. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock.
Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     17. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchasing the Company's securities. See "Dividend Policy."


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         During the next twelve months, the Company plans to complete agreements for the manufacture of the Turbolator and PHTEM, initiate manufacturing of the foregoing and begin sales of its products.

          The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or borrowings from the Company's shareholders. As of April
30, 1999, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for additional loans to the Company, other than a $50,000 line of credit from the Company's president and there is no assurance that the Company will be able to raise additional
capital in the future through loans.    The Company believes that it will
need an additional $100,000 to maintain operations during the next twelve months. Robert Sterling, the Company's President has agreed to loan the foregoing amount, if needed, pursuant to the line of credit.
At April 30, 1999, the Company has an outstanding balance of $22,509
owed to Robert Sterling, the Company's President.      In the event that
the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to conduct any additional product research or development. The Company believes that Turbolator and PHTEM are ready for manufacturing and marketing in their current status. As a result, the Company is in the process of finalizing an agreement with a marketing company to promote the products through the use of television and networking and the Company has located manufacturers for the products and is arranging for product molds to be built for production of the products. The Company may conduct product research and development in the future; however, there are no plans to do so at the present time.

     The Company does not intend to purchase a plant or significant equipment.

     The Company will hire employees on an as needed basis. The
Company, however, does not expect any significant changes in the number of employees.

Results of Operations - Period from Inception (July 21, 1998) through January 31, 1999.

     The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7. There have been no revenues since incorporation. For the year ended January 31, 1999, the Company incurred a net loss of $35,866, or $(0.01) per share, which is primarily the result of the recognition of compensation expense for common stock issued to directors for services.

Liquidity and Capital Resources.

     Through April 19, 1999, the Company has issued 4,690,250 shares of its Common Stock to officers, directors and others. The Company has no operating history and no material assets. The Company has $27,265 in cash as of January 31, 1999.

     At January 31, 1999, the Company had net deferred tax assets of approximately $12,500 and has established a valuation allowance equal to the net deferred tax assets as management of the Company cannot determine that it is more likely then not that the Company will realize the benefit of the net deferred tax asset.

        The Company received funds of $16,244 from the sale of capital stock and $15,298 from Robert Sterling pursuant to the line of credit. Because the Company is in its initial stages of development and has not commenced operations or generated revenues, the Company intends to finance its operations through its line of credit (loans) from Robert Sterling, the Company's President. Other than the foregoing, there are no additional sources for cash for operating, investing and financing activities. The Company has entered into a letter of intent with




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Castle Securities Corp., a broker/dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. to raise up to $5,000,000; however, there is no assurance that Castle Securities Corp. will raise any sums of money pursuant thereto and a definitive underwriting agreement has not been entered into as of the date hereof. Pursuant to the terms of the foregoing letter of intent, the Company will pay a commission of approximately
13% of all money raised by Castle Securities Crop. Other than the line of credit and the proposed sale of securities though Castle Securities Corp. the Company has no other anticipated sources of capital during the next twelve months.

     The Company has been in the development stage since its inception. The Company has had no recurring source of revenue and has incurred operating losses since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. As a result of these factors, the Company's independent certified public accountants have included an explanatory paragraph in their report on the Company's January 31, 1999 financial statements which expressed substantial doubt about the Company's ability to continue as a going concern.

        At the present time, the Company has no material commitments for capital expenditures. If capital expenditures are required after operations commence, the Company will pay for the same through the line of credit with Robert Sterling, the Company's President; through the sale of common stock; or through loans from third parties. There is no assurance, however, that such financing will be available and in the event such financing is not available, the Company may have to cease operations.

     Management of the Company has undertaken certain actions to address these conditions. Management currently plans to commence production in fiscal 2000. To this end, management is currently in negotiations with manufacturers to produce the Company's products and with marketing representatives to establish a product channel. Funds required to carry out management's plans are expected to be derived from future stock sales or borrowings from the Company's shareholders. There can be no assurances that the Company will be successful in executing its plans.

IMPACT OF YEAR 2000

        The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Though the Registrant has yet to acquire any additional hardware or software technology in support of its services, the planned acquisitions will most likely involve hardware or software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest

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heavily in computer systems improvements to be Year 2000 compliant. As the Registrant makes arrangements with significant hardware and software suppliers, the Registrant intends to determine the extent to which the Registrant's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Registrant's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000 compliance issues prior to the Registrant acquiring the product.
Should the Registrant have to find alternative suppliers the Registrant expects that it can find those suppliers promptly and on terms that are similar to those being sought at this time. Other than the foregoing measures, the Registrant has no other contingency plans for dealing with third parties which do not become Year 2000 compliant within a timely manner. The Registrant anticipates that this will be an ongoing process as the Registrant begins to implement its Item 2, "Plan of Operation" through 1999. There can be no assurances that the systems of suppliers or other companies on which the Registrant may rely on will be converted in a timely manner and will not have a materially adverse effect on the Registrant's systems.

     Additionally there can be no assurances that the computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The registrant believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control. However, no assurance can be given that the Registrant's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Registrant's business, financial condition and results of operations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized as income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Based on its current and planned future activities relative to derivative instruments, the Company believes that the adoption of SFAS No. 133 on January 1, 2001 will not have a significant effect on its financial statements.

     In June 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 (SOP 98-5), Reporting on the Costs of Start-Up Activities. SOP 90-5 requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts of these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 will not have a significant effect on its financial statements.

     In February 1999 the Financial Accounting Standards Board issued SFAS No. 135, Rescission of Financial Accounting Standards Board No. 75 ("SFAS No. 75") and Technical Corrections. SFAS No. 135 rescinds SFAS No. 75 and amends SFAS No 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or described applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Company believes that the adoption of SFAS No. 135 will not have a significant effect on its financial statements.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company does not own any real property. The Company owns personal property in the form of inventory, office equipment and manufacturing equipment. The Company currently uses office space
provided by the Company's President and major shareholder.      There
is no formal lease agreement for the Company's offices.

     The Company's offices are currently adequate and suitable for the its operations. The Company may relocate its offices upon generating revenues from operations, however, there is currently no plan to do so and the Company has not entered into any negotiations with anyone to relocate its offices.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership as of April 19, 1999, of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

                                                            Percentage
Name and                 Number of                          Of Shares
address of owner         Shares         Position            Owned

Robert E. Sterling       4,300,000      President and a      91.68%
230 North Division Street               member of the Board
Spokane, WA   99201                     of Directors

Ronald L. Allen             50,000      Vice President and    1.07%
3031 West 22nd Avenue                   a member of the
Spokane, WA   99204                     Board of Directors

William A. Sutherland       50,000      Secretary/Treasurer,   1.07%
1761 55th Street                        Chief Financial Officer
Brooklyn, NY   11204                    and a member of the
                                        Board of Directors

All officers and         4,400,000                            93.82%
directors as a
group (3 persons)


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age       Position

Robert E. Sterling       56        President and a member of the Board
                                   of Directors

Ronald L. Allen          59        Vice President and a member of the
                                   Board of Directors

William A. Sutherland    54        Secretary/Treasurer and a member of
                                   the Board of Directors

     All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Robert E. Sterling - President and a member of the Board of Directors.

     Mr. Sterling is a founder, President, and a member of the Board of Directors of the Company. Mr. Sterling is the founding principal and sole owner of Bob Sterling Enterprises, Inc., a Washington corporation, located in Spokane, Washington. Sterling Enterprises was formed in 1967 and conducts business through itself and several subsidiary corporations in general contracting, real estate and retail stores.
Since 1967, Mr. Sterling has owned Midas Muffler Shops in Washington and Idaho and has from time-to-time owned and operated Midas Muffler
Shops in Hawaii and Nevada.     Mr. Sterling has also served as an officer
and director of the following publicly traded corporations:  Gold
Express Corporation and Gold Coin Mining, Inc.

Ronald L. Allen - Vice President and a member of the Board of
Directors.

     Mr. Allen is a founder, Vice President and a member of the Board of Directors of the Company. Mr. Allen has been engaged in the commodity futures business since 1973 and is the owner of Merchants Futures of the Northwest, a commodity brokerage company located in
Spokane, Washington.     Mr. Allen has served as an officer and director
of the following publicly traded corporations: Gold Capital, Inc.:
Remco Enterprises, Inc.; and, Calco Enterprises, Inc.

William A. Sutherland - Secretary/Treasurer, Chief Financial Officer, and a member of the Board of Directors.

     Mr. Sutherland is a founder, Secretary/Treasurer, Chief Financial Officer and a member of the Board of Directors of the Company. Since 1970, Mr. Sutherland has been involved in the automotive industry as a consultant and automobile dealer. He has owned Lincoln, Mercury, and Mercedes Benz car dealerships and is currently a consultant to a number of auto dealerships located in Spokane, Washington.

     All of the officers and directors are engaged in other business. As such, they will not be devoting time exclusively to the operation of the Company. The President expects to devote approximately ten hours of his time per month to the operation of the Company and the Vice President and Secretary/Treasurer each expect to devote approximately two hours of their time per month to the operation of the Company. It is expected that the day-to-day operations of the Company will be directed by Mr. Sterling, the Company's President.


ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company during fiscal 1999 to its officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE [1]
(a)        (b)   (c)     (d)    (e)     (f)        (g)       (h)      (i)
                                Other              Securities
Name and                        Annual  Restricted Underlying         All Other
Principal                       Compen- Stock      Options/   LTIP    Compen-
Position   Year   Salary Bonus  sation  Award(s)   SARs       Payouts sation
                  ($)    ($)    ($)     ($)        (#)        ($)     ($)

Robert E.  1999   -      -      $10,000[2]  -       -         -       -
 Sterling  1998   -      -           -      -       -         -       -
President  1997   -      -           -      -       -         -       -

Ronald L.  1999   -      -      $10,000[2]  -       -         -       -
 Allen     1998   -      -           -      -       -         -       -
Vice       1997   -      -           -      -       -         -       -
 President

William A. 1999   -      -      $10,000[2]  -       -         -       -
Sutherland 1998   -      -           -      -       -         -       -
Secretary- 1997   -      -           -      -       -         -       -
 Treasurer


[1] All compensation received by the officers and directors has been disclosed.

[2] Represents the value of 50,000 shares issued to each individual for services as a director.


     There are no stock option, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

Option/SAR Grants.

     No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs"), and freestanding SARs have been made to any executive officer or any director since the inception of the Company, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 1999.

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to financial performance of the Company or an affiliate, the Company's stock price, or any other measure.

Compensation of Directors.

     Each member of the Board of Directors received 50,000 shares of Common Stock to serve on the Board of Directors during fiscal 1999.
The directors did not receive any other compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options. There are no contractual arrangements with any member of the Board of Directors.

     The Company does expect not to pay any salaries to its officers for the fiscal year-ended January 31, 2000. The Company does not expect to pay salaries to any of its officers until such time as the Company generates sufficient revenues to do so. The Company does not anticipate paying any salaries to its officers until fiscal 2001. The Company does not intend to pay any additional compensation to its directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        On July 21, 1998, the Company entered into a Licensing Agreement with Robert Sterling, the Company's President and a member of the Board of Directors and Matthew Sterling, the son of Robert Sterling for the licensing of the development, manufacturing and marketing of the Turbolator. Further, on the same date, the Company entered into a licensing agreement with Robert Sterling, the Company's President and a member of the Board of Directors for the development, manufacturing and marketing of the PHTEM.

     On July 31, 1998, the Company issued 4,500,000 shares of Common Stock to the following pursuant to Reg. 504 of the Securities Act of 1933 (the "Act"):

                         Total                         Shares
Name                     Consideration                 Acquired

Robert E. Sterling       4,250,000 shares for          4,300,000
President and            the Licensing Agreement and
Dierctor                 50,000 shares for services
                         as director

Ronald L. Allen          50,000 shares for services       50,000
Vice President           as director
and director

William A. Sutherland    50,000 shares for services       50,000
Secretary/Treasurer      as director
and director

Matthew R. Sterling      100,000 shares for the          100,000
                         Licensing Agreement

     TOTAL               Licensing Agreement and       4,500,000
                         Services valued at $45,841

     The Company has received cash advances under a line of credit totaling $22,509 at January 31, 1999 from Robert Sterling, the
Company's President. Borrowings under the line of credit accrue interest at the rate of 8% per annum and mature on July 31, 1999. The borrowings are unsecured.


ITEM 8.   LEGAL PROCEEDINGS.

     No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any Director or Officer of the Company in his capacity as such.


ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustained. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. Public Securities, Inc, however, has filed a Form 211 with the National Association of Securities Dealers, Inc. (the "NASD") requesting that the Company's common stock be listed on the Bulletin Board operated by the NASD. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board. Effective on January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by the Securities and Exchange Commission (the "Commission") and the Company has satisfied all comments made by the Commission.

        There are no outstanding options or warrants, or other securities convertible into, common equity of the Company. Of the 4,690,250 shares of common stock outstanding as of August 15, 1999, 4,400,000 shares were issued to the Company's officers and directors of the Company and may only be resold in compliance with Rule 144 of the Securities Act of 1933 (the "Act") with the exception of the one year holding period contained therein. Said officers and directors do not have to comply with said one year holding period because the shares of common stock issued to them were sold pursuant to Reg. 504 of the Act. There are no shares of common stock currently being proposed to be publicly offered (pursuant to an employee benefit plan or dividend reinvestment plan) the offering of which could have a material adverse effect upon the market price of the Company's common stock.

     As of April 19, 1999, the Company has 45 holders of record of its Common Stock.

     The Company has not paid any dividends since it is inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

SEC Rule 15g

     The Company's shares are covered by Section 15g of the Securities Act of 1933, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell the Company's securities and also may affect the ability of purchasers to sell their shares in the secondary market.

     Section 15g also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     In July 31, 1998, the Company issued 4,500,000 shares of Common Stock to its officers, directors and one other person in consideration of licensing agreements and services valued at $45,841. No commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares and all Company information was made available to said purchasers. The foregoing shares were issued pursuant to Reg. 504 of the Securities Act of 1933, as amended (the "Act").

     In March 1999, the Company completed its sale of 190,250 shares of Common Stock to 41 persons in consideration of $38,050, pursuant to Reg. 504 of the Act. No commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares and the Company delivered an offering memorandum to the purchasers.


ITEM 11.  DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company currently consists of 100,000,000 shares of Common Stock, $0.00001 par value per share. As of April 19, 1999, 4,690,250 share of common stock were issued and outstanding. Of the 4,690,250 shares presently outstanding, 4,400,000 are owned by officers and directors of the Company and may only be resold in compliance with Reg. 144 of the Securities Act of 1933 (the "Act"), with the exception of the one year holding period. The balance of the Shares (290,250) are freely tradeable.

     In general, under Reg. 144, a person who has held his shares for a period of one (1) year, may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The Company's transfer agent is American Securities Transfer & Trust, Inc., 938 Quail Street, Suite 101, Lakewood, Colorado 80215-5513 and its telephone number is (303) 298-5370.

Rights of Shareholders

     All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, will be fully paid and non-assessable.

     There are no outstanding options, warrants or rights to purchase shares of the Company's Common Stock, other than as disclosed herein.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Washington Revised Statutes and certain provisions of the Company's Bylaws under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Bylaws and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or Directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.


ITEM 13.  FINANCIAL STATEMENTS.


INDEX TO FINANCIAL STATEMENTS

Exhaust Technologies, Inc.
Report of Independent Certified Public Accountants          F-1
Balance Sheets                                              F-2
Statements of Loss                                          F-3
Statements of Changes in Stockholders' Equity               F-4
Statements of Cash Flows                                    F-5
Summary of Accounting Policies                       F-6 to F-8
Notes to Financial Statements                       F-9 to F-10

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Exhaust Technologies, Inc.

We have audited the accompanying balance sheets of Exhaust
Technologies, Inc. (a development stage company), as of April 30, 1999 and January 31, 1999, and the related statements of loss, changes in stockholders' equity and cash flows for the three-months ended April 30, 1999 and for the period ended January 31, 1999. We have also audited the statement of loss, changes in stockholders' equity and cash flows from inception (July 21, 1998) through April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exhaust Technologies, Inc. as of April 30, 1999 and January 31, 1999, and the results of its operations and its cash flows for the three-months ended April 30, 1999, the period ended January 31, 1999 and the period from inception (July 21, 1998) through April 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no recurring source of revenue and has incurred losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Spokane, Washington
May 5, 1999

                     EXHAUST TECHNOLOGIES, INC.
                   (A DEVELOPMENT STAGE COMPANY)

                           BALANCE SHEETS

                          ASSETS (Note 1)

                                        April 30,      January 31,
                                        1999           1999
                                        --------       ----------
Current assets:
  Cash                                  $  12,803      $  27,265
  Supplies inventory                        9,021          7,991
                                        ---------      ---------
     Total current assets                  21,824         35,256
                                        ---------      ---------
Other assets:
  Licenses, net of accumulated
   amortization of $2,134 and
   $1,584 (Note 2)                         20,307         14,257
                                        ---------      ---------
                                        $  42,131      $  49,513
                                        =========      =========

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                      $   7,516      $      -
  Accrued interest                          1,235            785
  Line of credit   related
   party (Note 3)                          22,509         22,509
                                        ---------      ---------
     Total current liabilities             31,260         23,294
                                        ---------      ---------
Commitments and contingencies (Notes 1, 3 and 4)
Stockholders' equity:
Common stock, $.00001 par value;
 100,000,000 shares authorized;
 4,692,750 and 4,642,500 shares
 issued and outstanding                        47             46
Additional paid-in capital                 72,088         62,039
Deficit accumulated during the
 development stage                        (61,264)       (35,866)
                                        ---------      ---------
     Total stockholders' equity            10,871         26,219
                                        ---------      ---------
                                        $  42,131      $  49,513
                                        =========      =========

    See accompanying summary of accounting policies and notes to financial statements.

                     EXHAUST TECHNOLOGIES, INC.
                   (A DEVELOPMENT STAGE COMPANY)

                          STATEMENT OF LOSS

                                                       Date of
                         Three-                        Inception
                         Months         Period         (July 21, 1998)
                         Ended          Ended          Through
                         April 30,      January 31,    April 30,
                         1999           1999           1999
                         --------       ----------     --------------

Revenues                 $       -      $      -       $      -
                         ----------     ---------      ---------
Operating expenses:
  Professional services      22,173            -          22,173
  Advertising                 1,300            -           1,300
  Office expense                925           659          1,584
  Amortization                  550         1,584          2,134
  Travel                         -          2,838          2,838
  Directors fees                 -         30,000         30,000
                         ----------     ---------      ---------
Total operating expenses     24,948        35,081         60,029
                         ----------     ---------      ---------
Loss from operations       (24,948)       (35,081)       (60,029)
                         ---------      ---------      ---------
Other expense:
  Interest expense            (450)          (785)        (1,235)
                         ---------      ---------      ---------
Net loss                 $ (25,398)     $ (35,866)     $ (61,264)
                         =========      =========      =========
Net loss per share
 basic and diluted       $   (0.01)     $   (0.01)
                         =========      =========
Weighted average number
 of shares   basic
 and diluted             4,682,385      4,516,264
                         =========      =========












        See accompanying summary of accounting policies and
                   notes to financial statements.

                     EXHAUST TECHNOLOGIES, INC.
                   (A DEVELOPMENT STAGE COMPANY)

            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                        Deficit
                                                        Accumulated
                                            Additional  During the
                            Common Stock    Paid-in     Development
                          Shares    Amount  Capital     Stage        Total
Common stock issued to
 inventors for licenses at
 $0.01 per share          4,350,000  $ 43   $ 15,798    $      -     $  15,841

Common stock issued for
 services at $0.20 per
  share                     150,000     2     29,998           -        30,000

Common stock issued for
 cash at $0.20 per share    142,500     1     16,243           -        16,244

Net loss for the period          -     -          -       (35,866)     (35,866)
                          ---------  ----   --------    ---------   ----------
Balance,
 January 31, 1999         4,642,500    46     62,039      (35,866)      26,219

Common stock issued for
 cash at $0.20 per share     50,250     1     10,049           -        10,050

Net loss for the period          -     -          -       (25,398)     (25,398)
                          ---------  ----   --------    ---------    ---------
Balance, April 30, 1999   4,692,750  $ 47   $ 72,088    $ (61,264)   $  10,871
                          =========  ====   ========    =========    =========




















        See accompanying summary of accounting policies and
                   notes to financial statements.

                     EXHAUST TECHNOLOGIES, INC.
                   (A DEVELOPMENT STAGE COMPANY)

                      STATEMENT OF CASH FLOWS
                    Increase (Decrease) in Cash

                                                       Date of
                              Three-                   Inception
                              Months     Period        (July 21, 1998)
                              Ended      Ended         Through
                              April 30,  January 31,   April 30,
                              1999       1999          1999
Cash flows from operating activities:
 Net loss                     $ (25,398) $ (35,866)    $ (61,264)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
   Amortization                     550      1,584         2,134
   Issuance of common stock
    for services                     -       30,000       30,000
Changes in assets and liabilities:
  Accounts payable                7,516          -         7,516
  Supplies inventory             (1,030)       (780)      (1,810)
  Accrued interest                  450         785        1,235
                              ---------   ---------    ---------
Net cash used in operating
 activities                     (17,912)     (4,277)     (22,189)
                              ---------   ---------    ---------
Cash flows from investing
 activities:
  Cash paid for licenses         (6,600)         -        (6,600)
                              ---------   ---------    ---------
Net cash used in investing
 activities                      (6,600)         -        (6,600)
                              ---------   ---------    ---------
Cash flows from financing activities:
  Borrowings under line of
   credit   related party            -       15,298       15,298
  Net proceeds from sale of
  common stock                   10,050      16,244       26,294
                              ---------   ---------    ---------
Net cash provided by financing
 activities                      10,050      31,542       41,592
                              ---------   ---------    ---------
Net increase (decrease)
  in cash                       (14,462)     27,265       12,803
Cash, beginning of period        27,265          -            -
                              ---------   ---------    ---------
Cash, end of period           $  12,803   $  27,265    $  12,803
                              =========   =========    =========
Supplemental disclosures of
 cash flow information:
Cash paid during the period for:
 Interest                     $      -    $      -     $      -
 Income taxes                 $      -    $      -     $      -
                              =========   =========    =========
Noncash financing activities:
 Issuance of common stock in
  exchange for licenses       $      -    $  15,841    $  15,841
 Inventory advanced under line
  of credit - related party   $      -    $   7,211    $   7,211
                              =========   =========    =========

                     EXHAUST TECHNOLOGIES, INC.
                   (A DEVELOPMENT STAGE COMPANY)

                   SUMMARY OF ACCOUNTING POLICIES


Nature of Business

Exhaust Technologies, Inc. ("Exhaust Technologies" or "the Company") is a development stage enterprise which holds exclusive manufacturing, developing, and marketing rights in the United States for the Turbolator, a tube-housing designed for installation on vehicles to regulate exhaust flow from the engine, and for the Pneumatic Hand Tool Exhaust Muffler ("PHTEM"), a noise muffling system installed on pneumatic wrenches which can reduce the sound levels and remove contaminates from the exhaust air before discharging into the atmosphere. The Company was incorporated pursuant to the laws of the
state of Washington in July 1998.   The Company's fiscal year end is
January 31.

Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be a cash equivalent. Financial instruments, which potentially subject the Company to a concentration of credit risk, consist of cash and cash equivalents. Cash and cash equivalents consist of funds deposited with various high credit quality financial institutions.

Supplies Inventory

Supplies inventory consists of supplies and component parts. Supplies inventory is stated at the lower of cost (first-in, first-out method) or market.

Equipment

Equipment is recorded at cost. Depreciation and amortization are provided using the straight-line method over the useful lives of the respective assets. Major additions and betterments are capitalized. Upon retirement or disposal, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is reflected in operations. Equipment with a nominal value was contributed by the founders at inception, and accordingly, no asset has been recognized.

Licenses

The costs associated with acquiring exclusive licensing rights to patented technology have been capitalized and are being charged to expense using the straight line method of amortization over ten years, the estimated useful lives of the patents.

                     EXHAUST TECHNOLOGIES, INC.
                   (A DEVELOPMENT STAGE COMPANY)

                    SUMMARY OF ACCOUNTING POLICIES
In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", management of the Company reviews the carrying value of its intangible assets on a regular basis. Estimated undiscounted future cash flows from the intangible assets are compared with the current carrying value. Reductions to the carrying value are recorded to the extent the net book value of the property exceeds the estimate of future discounted cash flows.

Income Taxes

Income taxes are provided based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheet as of January 31, 1999 for cash equivalents and accrued expenses approximate fair value because of the immediate or short-term maturity of these
financial instruments.  The fair value of the line of credit   related
party approximates its carrying value as the stated rate of the debt reflects recent market conditions.

Research and Development Costs

Research and development costs are charged to expense as incurred.

                     EXHAUST TECHNOLOGIES, INC.
                   (A DEVELOPMENT STAGE COMPANY)

                    SUMMARY OF ACCOUNTING POLICIES
Net Loss Per Share

SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Adoption of SFAS No. 128 had no effect on the Company's financial statements. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. The Company had no dilutive potential common stock at April 30, 1999 and January 31, 1999 and therefore, basic and diluted EPS are the same for both periods.

New Accounting Pronouncements

In June 1998 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized as income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Based on its current and planned future activities relative to derivative instruments, the Company believes that the adoption of SFAS No. 133 on January 1, 2001 will not have a significant effect on its financial statements.

In June 1998 the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities." SOP 98-5 requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts of these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 on January 1, 2000 will not have a significant effect on its financial statements.

In February 1999 the Financial Accounting Standards Board issued SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections." SFAS No. 135 rescinds SFAS No. 75 and amends SFAS No 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Company believes that the adoption of SFAS No. 135 will not have a significant effect on its financial statements.

                     EXHAUST TECHNOLOGIES, INC.
                   (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS
1.   Development Stage Operations and Going Concern

The Company has been in the development stage since its inception. The Company has no recurring source of revenue and has incurred losses since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

Management of the Company has undertaken certain actions to address these conditions. Management currently plans to commence production in fiscal 2000. To this end, management is currently in negotiations with manufacturers to produce the Company's products and with marketing representatives to establish a product channel. Funds required to carry out management's plans are expected to be derived from future stock sales or borrowings from the Company's shareholders. There can be no assurances that the Company will be successful in executing its plans.

2.   Licenses

In 1998, the Company acquired exclusive licensing rights to manufacture, develop and market the Turbolator and the PHTEM from the Company's president and his son ("the inventors") under separate licensing agreements. The licenses were acquired through the issuance of 4,350,000 shares of common stock, valued at $15,841, which represented the inventors' historical cost basis in the licenses. Pursuant to the terms of the agreements, the Company is required to generate sales of the Turbolator of $1,000,000 per year beginning in fiscal 2000 and generate sales of the PHTEM of $500,000 in fiscal 2000 and $1,000,000 per year thereafter, in order to retain the licensing rights.

3.   Line of Credit   Related Party

The Company has a line of credit with the Company's president which allows for borrowings up to $50,000. Outstanding borrowings under the line of credit, which accrue interest at 8% and mature on July 31, 1999, totaled $22,509 at April 30, 1999 and January 31, 1999.
Borrowings under the line of credit are unsecured.

4.   Income Taxes

At April 30, 1999 and January 31, 1999, the Company had net deferred tax assets of approximately $21,000 and $12,500 principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at both April 30, 1999 and January 31, 1999.

                     EXHAUST TECHNOLOGIES, INC.
                   (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS
4.   Income Taxes . . . continued

At April 30, 1999, the Company has net operating loss carryforwards totaling approximately $60,000, which expire in the years 2014 through 2015.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)  List of Financial Statements.

Report of Independent Certified Public Accountants
Balance Sheet
Statement of Loss
Statement of Changes in Stockholders' Equity
Statement of Cash Flows
Summary of Accounting Policies
Notes to Financial Statements

(b)  Exhibit No.    Description

     3.1*           Articles of Incorporation.

     3.2*           Bylaws.

     4.1*           Specimen Stock Certificate.

     27.2           Financial Data Schedule

     10.1*          Licensing Agreement for Turbolator

     10.2*          Licensing Agreement for Pneumatic Hand Tool
                    Exhaust Muffler.

     10.3           Marketing Agreement with Clarkstone International
                    Corporation.

*    Previously filed.

                             SIGNATURES

     In accordance with Section 12 of the Securities Ace of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized:

                              EXHAUST TECHNOLOGIES, INC.


                              BY: /s/ Robert E. Sterling
                                  Robert E. Sterling, President

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Robert E. Sterling, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intends and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                    Date

/s/ Robert E. Sterling
Robert E. Sterling       Chairman of the Board    08/26/99
                         of Directors and
                         President


/s/ Ronald L. Allen
Ronald L. Allen          Vice President and a     08/26/99
                         Member of the Board
                         of Directors

/s/ William A. Sutherland
William A. Sutherland    Secretary/Treasurer      08/26/99
                         and a member of the
                         Board of Directors

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